October 10, 2005

VIA FACSIMILE (202) 772-9209

Owen  Pinkerton,  Senior  Counsel
SECURITIES  AND EXCHANGE  COMMISSION
450 5th Street, N.W.
Washington DC 20549

MAIL STOP 4561


         RE:      Advanced 3-D Ultrasound Services, Inc.
                  Preliminary Proxy Materials on Schedule 14A
                  Registration No. 0-25097
                  Filed on September 27, 2005


Dear Mr. Pinkerton:

     This firm represents Advanced 3-D Ultrasound Services, Inc. (the "Company" or "Registrant") with regard to the above-referenced Preliminary Proxy Materials. The letter of October 7, 2005 (the "Letter") received by the Company from the staff of the Securities and Exchange Commission (the "Staff"), has been forwarded to me for response to the comments contained therein. Please accept this letter as the Company's response to the Staff's comments set forth in the Letter. We also are enclosing revised Preliminary Proxy Materials that are marked to show changes in response to the Staff's comments.

1. Please revise to include disclosure with respect to audit fees as required by Item 9(e) of Schedule 14A.

          In response to Comment No. 1 of the Letter, the section of the Proxy labeled "Proposal 5: Approval of the Company's Auditors for the Year Ending December 31, 2005" has been amended to include disclosure with respect to the audit fees for the Company's auditors as required by
          Item 9(e) of Schedule 14 A.

2. Please revise both your Ownership of Securities Table and your Summary Compensation Table for clarity.

          In response to Comment No. 2 of the Letter, please be advised that the Ownership of Securities Table and Summary Compensation Table have been revised to clarify the fact that the Executive Officers of the Company were changed on June 29, 2005. The revision identifies only two of the current officers in accordance with Item 402. Additionally, the Ownership of Securities Table has been revised to include Rachel Steele in the computation of All Officers and Directors as a group, in accordance with Item 402(a(2).

     Please be supplementally advised that the Registrant acknowledges the following:

     1. The adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.

     2. The Registrant acknowledges that staff comment or changes in response to the staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

     3. The Registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust the above information adequately responds to the Staff's comments raised in the Letter. Please contact me should you have any further comments or questions.

                                   Sincerely,

                                   KIEFNER & HUNT, P.A.


                                   Clifford J. Hunt, Esquire

Copies to:        Benjamin C. Croxton, CEO
                  Advanced 3-D Ultrasound Services, Inc.

                  Paul Fisher, Esquire
                  Securities and Exchange Commission